May 29, 2014

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 24, 2014

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Filed April 28, 2014

File No. 1-15903

Dear Mr. Cash:

By letter dated May 14, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the above-referenced filings of CARBO Ceramics Inc. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 24

Gross Profit, page 25

1. Please revise future annual and quarterly filings to quantify the factors you identify as impacting the fluctuations in cost of sales and gross profit margins from period-to-period, including: spending to bring new proppant technology to a commercial state; increased freight and logistics costs; higher absorption; and changes in product mix. Please also discuss the most significant components of your cost of sales and the percentage of cost of sales attributable to such components.

In future filings, the Company will provide additional information to help quantify material factors it identifies as impacting the fluctuations in cost of sales and gross profit margins from period-to-period. Please also see the response to Comment 2 below regarding additional quantitative disclosure that the Company plans to include in future filings with respect to the average selling price for its proppant products.

Mr. John Cash

Securities and Exchange Commission

May 29, 2014

With respect to the components of cost of sales and their attributable percentages, the Company notes that on pages 22 and 25 of the Company’s Form 10-K it provides disclosure regarding the material components of cost of sales. The Company states that manufacturing costs (namely natural gas prices and raw materials expenses), packaging and transportation expenses and handling costs are the material components of cost of sales of its proppant products. By including this narrative disclosure, the Company believes it is satisfying the requirements of Item 303 of Regulation S-K, namely Item 303(a)(3) and Instruction 4 to Item 303(a) while also balancing disclosure that is material and of value to investors. The Company does not believe a percentage break-down of the individual components of costs of sales is material. Moreover, providing public disclosure of such a break-down would cause significant competitive harm to the Company. However, in future filings, the Company will list these components in order of importance or magnitude.

2. In light of the continued and significant negative trend in your gross profit margins that appear to be primarily due to declines in your selling prices, please revise future annual and quarterly filings to disclose and discuss any metrics you use to evaluate your selling prices such as the prices of natural gas and oil and the levels of drilling and hydraulic fracturing. Please also revise future annual and quarterly filings to disclose and discuss any measures you are taking to address the declines in selling prices.

As stated on page 2 of the Form 10-K, the Company began sales of resin-coated sand (“RCS”) products in 2010. In the course of sourcing raw materials for RCS operations, the Company has also started selling northern white sand. As mentioned on page 24 of the Form 10-K, sand-based products are sold at a lower price than the Company’s ceramic proppant products. The decline in average selling price per pound of proppant sold has been primarily attributable to higher sales volumes of lower-priced resin-coated sand and northern white sand. In order to assist investors in further understanding the impact of the sales of resin-coated sand and sand products on average proppant selling prices, in future filings the Company will provide the average selling price for ceramic proppant products as well as the average selling price for resin-coated sand and sand products.

External commodity metrics, such as prices of natural gas and oil and the levels of drilling and hydraulic fracturing, are not directly used to make pricing decisions. As stated on pages 25 and 28 of the Company’s Form 10-K, the selling price for the Company’s proppant products is primarily driven by the competitive forces of supply and demand. While these factors can be impacted by oil and natural gas prices and drilling/completion activity, the Company does not ordinarily tie its pricing to the movement of such metrics.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

Mr. John Cash

Securities and Exchange Commission

May 29, 2014

3. Please revise future filings to disclose and discuss the factors that resulted in the decline in ceramic sales volumes during the period presented. Also, if accurate, please revise future filings to address the fact that the substantial increase in northern white sand sales volumes did not materially impact your operating results.

In future filings, the Company will, to the extent material, disclose and discuss the factors that result in the decline of ceramic sales volumes. For the quarter ended March 31, 2014, the increase in sales volumes for northern white sand did not materially impact operating results. In the future if sand sales volumes do materially impact operating results, the Company will provide specific disclosure at that time.

* * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer

cc:	James Small

Clearly Gottlieb Steen & Hamilton LLP